SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SOMAXON PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
8344531020
(CUSIP Number of Class of Securities (Underlying Common Stock))
Richard W. Pascoe
President and Chief Executive Officer
420 Stevens Avenue, Suite 210
Solana Beach, California 92075
(858) 480-0400
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Scott N. Wolfe, Esq.	Matthew W. Onaitis, Esq.
Cheston J. Larson, Esq.	Vice President and General Counsel
Latham & Watkins LLP	Somaxon Pharmaceuticals, Inc.
12636 High Bluff Drive, Suite 400	420 Stevens Avenue, Suite 210
San Diego, CA 92130	Solana Beach, California 92075
(858) 523-5400	(858) 480-0400
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$627,266	$35.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,989,318 shares of common stock of Somaxon Pharmaceuticals, Inc. having an aggregate value of $627,266 as of May 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35.00

Form or Registration No.:	005-81290

Filing Party:	Somaxon Pharmaceuticals, Inc.

Date Filed:	May 11, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 11, 2009, relating to an offer (the “Offer”) by Somaxon Pharmaceuticals, Inc. (the “Company”) to certain of its employees, directors and consultants to exchange certain options to purchase shares of the Company’s common stock, par value $0.0001 per share, having an exercise price greater than $1.00 per share, outstanding under the 2004 Equity Incentive Award Plan (the “2004 Plan”) and the 2005 Equity Incentive Award Plan (the “2005 Plan,” and together with the 2004 Plan, the “Equity Plans”) for replacement options to purchase a lesser number of shares of the Company’s common stock to be granted under the 2005 Plan (the “Option Exchange”).
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are included herein, and items and exhibits that are not included herein are unaffected. This Amendment is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:
     The Offer, including all withdrawal rights, expired at 5:00 p.m. Pacific Time on June 9, 2009. A total of 29 eligible option holders participated in the Offer. Pursuant to the Offer, the Company has accepted for exchange eligible options to purchase an aggregate of 4,320,041 shares of the Company’s common stock granted under the Equity Plans, representing 86.6% of the total shares of common stock underlying options eligible for exchange in the Offer. The Company granted, under the 2005 Plan, replacement options to purchase an aggregate of 2,879,982 shares of common stock on June 9, 2009 in exchange for the eligible options tendered and accepted pursuant to the Offer. The exercise price per share of each replacement option granted in the Option Exchange is $1.23.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOMAXON PHARMACEUTICALS, INC.

Date: June 10, 2009
	By:	/s/ Richard W. Pascoe

	Name:	Richard W. Pascoe
	Title:	President and Chief Executive Officer